FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
X Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Hastings Barry G.	2. Issuer Name and Ticker or Trading Symbol Northern Trust Corporation NTRS		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) X Other (specify below) Retired President, COO and Director as of 12/31/02
(Last) (First) (Middle) Northern Trust Corporation 50 S La Salle St	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/31/02
(Street) Chicago, IL 60675		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	11/22/02		G	374587	D		0	I	By Trust
Common Stock	11/22/02		G	374587(1)	A		374587	I	By wife as trustee
Common Stock							26500	D
Common Stock(2)							56000	D
Common Stock							12000(3)	I	By Trust
Common Stock							2000(4)	I	By Trust
Common Stock							1046(5)	I	By Trust
Common Stock							57225.305(6)	I	401(k)
Common Stock							15390.3769(6)	I	By ESOP
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Common Stock Option (right to buy)(7)									Common Stock	807385		807385	D
Common Stock Award(7)									Common Stock	68000		68000	D

Explanation of Responses:

(1) These shares were transferred pursuant to the terms of an Irrevocable Trust Agreement dated 11/13/2002. The reporting person's spouse is the trustee of the trust, and the reporting person has a remainder interest in the trust. The reporting person disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.
(2) Represents stock units payable automatically in common stock on a 1-for-1 basis.
(3) These shares are held in a trust for the benefit of the reporting person's mother. The reporting person is trustee of the trust. The reporting person disclaims beneficial ownership of all shares held by this trust.
(4) These shares are held for the benefit of the reporting person's mother-in-law. The reporting person's spouse has been trustee of the trust since November 1996. The reporting person disclaims beneficial ownership of all shares held by this trust.
(5) These shares are held in a trust for the benefit of the reporting person's wife, sister-in-law and brother-in-law. The reporting person's spouse is trustee of the trust. The reporting person disclaims beneficial ownership of all shares held by this trust.
(6) as of 12/31/02
(7) with tandem tax withholding right

By: /s/ Eileen C. Ratzka (POA) Barry G. Hastings **Signature of Reporting Person	02/10/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.